Date: March 23, 2009

To: Mr. H. Roger Schwall
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Laura Nicholson

SENT VIA FACSIMILE

 Re: Yanglin Soybean, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 17, 2009
File No. 333-150822

Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed February 17, 2009
File No. 0-52127

Dear Mr. Schwall and Ms. Gallagher:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated March 16, 2009 with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”) and our Form 10-K/A for the Fiscal Year Ended December 31, 2007 (“Form 10-K/A”). Per Commission’s request, this response is limited to Staff’s comment #8.

We understand and agree that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that our response is limited to the first four bullet points only pursuant to your email dated March 18, 2009.

General

8.
We have read your response to prior comment 5, regarding the contractual arrangements between your subsidiary, Faith Winner (Jixian) Agriculture Development Company (“Faith Winner”), and Heilongjiang Yanglin Soybean Group Company Ltd. (“Yanglin”), which you believe form a basis for consolidation under FIN 46(R).  We have also considered the information you provided during our phone conference on March 4, 2009, pertaining to the issue of consolidation.

We understand that you will soon be filing your annual report on Form 10-K for your fiscal year ended December 31, 2008, and believe that you should take into consideration the concerns outlined in this comment when preparing your filing.  We are also asking that you provide additional information about your contractual arrangements in response to this comment, which we believe will assist in resolving this matter.

Specifically, please address the following points.

•
Identify and describe any U.S. or China legal or regulatory hindrances to restructuring the contractual arrangements between Faith Winner and Yanglin.  For example, explain whether Mr. Liu and Ms. Ding, by virtue of their association with Yanglin or their ownership interest in you, including their ability to appoint directors to the various consolidated entities, may direct the cancellation or modification of the contractual arrangements.

Please describe any limitations in this regard.

Please also indicate whether they may change or replace the percentage of revenues formula used to determine the management fee which represents your participation in the profits of Yanglin.  Please also clarify whether Mr. Liu and Ms. Ding may retain the ability to appoint a majority of board members by changing the number of board positions or otherwise.

Response:

Mr. Liu
Ms. Ding
50%
50%
Winner State (BVI) (WS)
Others
91%
9%
Directors of YSYB:
Mr. Shulin Liu, Zongtai Guo,
Independent Directors:Albert McLelland, Xiang Feng, and Michael Marks
Yanglin Soybean Inc. (YSYB)
Mr. Shulin Liu, Director of Faith Winner
Faith Winner Investments Ltd (BVI) (Faith Winner)
Outside PRC
PRC
Directors of WFOE:
Mr. Shulin Liu
Mr. Zongtai Guo
Mr. Yang Miao
Faith Winner (Jixian) Agriculture Development Co (WFOE)
Loan of $ 17m and contracts
Register shareholders:
Mr. Shulin Liu
Ms. Huanqin Ding
Directors of Yanglin:
Mr. Shulin Liu
Ms. Zongtai Guo
Mr. Yang Miao
Heilongjiang Yanglin Soybean Group Co Ltd ("Yanglin")

We believe there is legal and regulatory hindrance to restructuring the contractual arrangements between Faith Winner and Yanglin.  Although Mr. Liu and Ms. Ding has extensive power in appointing directors in the various entities with their majority interest in them, they are limited by laws of the several jurisdictions where the various entities are incorporated.  Under the Chinese Company Law, Mr. Liu, as officer and director of the WOFE, has a duty to act for the benefit of the company and all its shareholders which is in this case is Faith Winner.  Under BVI law, Mr. Liu, as director of Faith Winner, has a fiduciary duty to the company and its shareholders.  which is in this case Yanglin Soybean, Inc., the US public company.  Under Nevade law, similarly, Mr. Liu, as officer and director of Yanglin Soybean, Inc., has a fiduciary duty and a duty of loyalty to the company and its shareholders.  If Mr. Liu, together with Ms. Ding, restructure the contractual arrangements and as a result causes damages to the WOFE, he breaches his duty under Chinese and in turn breaches his duties under Nevada law.  In addition, the holders of preferred shares of Yanglin Soybean, Inc. are contractually given the right vote on a fully converted basis with the holders of common shares on any matters on which the holders of common stock are entitled to vote.  And the holders of preferred shares own up to 33% of the outstanding shares of common stock if converted.  Moreover, the board of directors of Yanglin Soybean, Inc. has five members of which there are independent directors.  All these to some degree will act as deterrence to Mr. Liu and Ms. Ding restructuring the contractual arrangements to benefit Yanglin only.

Mr. Liu and Ms. Ding indeed may be able to change the percentage of revenues formula and they still retain the ability to appoint a majority of the directors or even all of the directs.  In doing so, they do not even need to change the board positions or otherwise because even if the preferred shareholders convert their preferred shares into common stock, their shares only constitute 33% of the outstanding shares unless the preferred shareholders also exercise their warrants to purchase common shares.  However, under those circumstances they are still constrained by their duties under various laws to the company and its shareholders.

•
We understand from our phone conference on March 4, 2009, that your intent in establishing the percentage of revenues formula for calculating the management fee, which represents your participation in the profits of Yanglin, was designed to approximate total net income of Yanglin, excluding amounts accrued under this arrangement.

Please confirm that we have properly understood your representation, or further clarify if this is not the case.  Please also tell us whether this representation is consistent with your presentation to the company’s preferred shareholders in your solicitation of their investment.

Response:

We confirm that your understanding is correct.  The percentage of revenues formula for calculating the management fee was designed to approximate total net income of Yanglin, excluding amount accrued under this arrangement.  And indeed, Yanglin’s net income has been pretty close to that rate in the past few years.  However, we cannot confirm if we made such presentation to the preferred shareholders.

•
We understand from our phone conference on March 4, 2009 that you have no legal obligation to provide additional funding to Yanglin, contrary to prior representations.  Similarly, we understand that Mr. Liu and Ms. Ding have no obligation to contribute funds to Yanglin to cover any shortfall in the event that your participation in the profits of Yanglin, based on 6% of its revenues, exceeds the net income of Yanglin, excluding amounts accrued under this arrangement.

Tell us how you are intending to handle differences between the amounts calculated for your interests in Yanglin (based on the 6% revenue interest) and net income of Yanglin, excluding these amounts.

Response:

Even though the 6% is intended to approximate the actual net income of Yanglin, it is never intended to the precise.  There will always be differences.  What is important is that the management fee is only one of the factors to be considered in determining whether Yanglin is controlled by the WOFE and hence a VIE.  Once a determination of VIE is made, the difference is not that important since the financial statements are consolidated.

•
We understand from our phone conference on March 4, 2009 that you have not fixed the exercise price of the purchase option under which you would acquired the equity interest in Yanglin.  We see disclosure on page 80 of your Form S-1/A4 indicating that it would be the lowest price permitted under PRC laws and regulations.  However, on page 1 of this filing you disclose that such equity interests may be purchased for cash if the purchase price is based on an appraised value of the equity or assets, implying a fair value determination.

Please indicate your current expectations of this price, and reconcile these to the disclosures mentioned above.  Please also describe the conditions under which exercise would occur, and explain whether the terms of the equity purchase option are subject to revision.  If these terms are subject to revision, identify the entities and persons who are authorized to negotiate and approve such revisions.

Further, tell us whether you consider the purchase option to be a substantive aspect of the relationship between Yanglin, Faith Winner, Mr. Liu and Ms. Ding, considering all known conditions and restriction, and explain how the intent in establishing the contractual arrangements, and the relationships among these parties, has been taken into account in formulating your answer.

Tell us whether you expect the purchase option will ever be exercised.

Response:

First, what was stated on page 80 of our Form S-1/A4 is not contradictory to what was stated on page 1.  Under Chinese law, the legally permitted minimum purchase price is the purchase price determined by an appraisal agency licensed by the Chinese government.  Currently, we do not have an expected price yet.

We consider the purchase option be a substantive aspect of the relationship between Yanglin, Faith Winner, Mr. Liu and Ms. Ding.  Particularly, since only Yanglin owns operating assets, it is essential that Yanglin remains part of the consolidated entities, which is ensured by the purchase option.  Even if the WOFE cannot complete the acquisition of Yanglin currently, the prevents option prevents Yanglin being sold or transferred to other buyers.  Therefore, the purchase option can sustain the relationship between Yanglin, Faith Winner, Mr. Liu and Ms. Ding for an indefinite period even if the planed acquisition of Yanglin by Faith Winner cannot be completed within a definite period.

The WOFE expects to exercise the purchase option once the Chinese government has clarified the procedures for the mergers with and acquisitions of Chinese entities by foreign owned entities, and has stared the approval process which was suspended by China’s Ministry of Commerce.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

By:	/s/ Shulin Liu
Shulin Liu

President & CEO